SEC 1746 (9-88) 1 of 11
Draft: 1.25.91
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                         BRISTOL HOTELS & RESORTS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                             -----------------------


                                    110041100
                                 (CUSIP Number)

                                    BASS PLC
                                BASS AMERICA INC.
                       (Names of Persons Filing Statement)

                                PAUL R. KINGSLEY
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 27, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)

                             -----------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this statement because of Rule 13d-1(b)(3) or (4), check the following:    [ ]


     Check the following box if a fee is being paid with this statement:   [ ]


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                                  SCHEDULE 13D

CUSIP No.   110041100                            Page   2  of 10   Pages
---------------------                            ------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BASS PLC

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [X]
                                                                   (b)  [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UK

         NUMBER OF SHARES         7    SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH

                                  8    SHARED VOTING POWER

                                       1,713,629

                                  9    SOLE DISPOSITIVE POWER

                                  10   SHARED DISPOSITIVE POWER

                                       1,713,629

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,713,629

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%

  14   TYPE OF REPORTING PERSON*

       CO




                                  SCHEDULE 13D

CUSIP No.   110041100                            Page  3  of 10 Pages
---------------------                            ---------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BASS AMERICA INC.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [X]
                                                                   (b)  [ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DE

            NUMBER OF SHARES      7    SOLE VOTING POWER
      BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH
                                  8    SHARED VOTING POWER

                                       1,713,629

                                  9    SOLE DISPOSITIVE POWER

                                  10   SHARED DISPOSITIVE POWER

                                       1,713,629

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,713,629

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
       CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%

  14   TYPE OF REPORTING PERSON*

       CO



Item 1.  Security and Issuer.


     The name of the issuer is Bristol Hotels & Resorts, Inc. (the "Issuer"). The Issuer is organized under the laws of the State of Delaware and its principal executive offices are located at 14295 Midway Road, Suite 300, Dallas, Texas 75244. The class of equity securities to which this statement relates are shares of the common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

     The name of the persons filing this statement are Bass America, Inc., a Delaware corporation ("BAI"), and Bass plc, an English public limited company ("Bass"), (BAI and Bass together, the "Reporting Persons").

     The address of the principal business and the principal office of BAI is 1105 North Market Street, Suite 1046, Wilmington, Delaware 19801. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of BAI is set forth on Schedule A.

     The address of the principal business and the principal office of Bass is 20 North Audley Street, London W1Y1WE. The name, business address, present principal occupation or employment, and citizenship of each director of Bass is set forth on Schedule B.

     Bass is a public limited company organized under the laws of the United Kingdom that is the ultimate parent of BAI. BAI provides financing to certain United States subsidiaries of Bass. Prior to the spin-off referred to below, BAI owned 6,970,022 shares of common stock, $0.01 par value of Bristol Hotel Company, a Delaware corporation ("Bristol").

     During the last five years, none of the Reporting Persons, nor any other person controlling, controlled by or under common control with the Reporting Persons, nor, to the best of each of their knowledge, any of the persons listed on Schedules A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     BAI beneficially acquired the shares of Common Stock reported hereunder on July 27, 1998 pursuant to the spin-off (the "Spin-Off") of all of the shares of the Issuer's Common Stock by Bristol Hotel Company ("Bristol"). The Issuer was a wholly-owned direct subsidiary of Bristol prior to the Spin-Off. The Spin-Off was effected in connection with the merger (the "Merger") of Bristol with and into FelCor Suite Hotels, Inc., thereafter renamed FelCor Lodging Trust Incorporated. The Spin-Off and the Merger are described in more detail in a Registration Statement on Form 10 (the "Registration Statement"), as amended, filed by the Issuer with the Commission on June 19, 1998 (SEC File No. 001-14047). The Registration Statement is incorporated herein by reference. In the Spin-Off, each shareholder of Bristol received one share of Common Stock for every two shares of the common stock of Bristol owned by such shareholder at the time the Spin-Off occurred. Immediately, following the Spin-Off, the Issuer repurchased the shares Common Stock owned by BAI and an affiliate of Bass that was in excess of 9.9% of the outstanding Common Stock (the "Repurchase"). At the time of the Spin-Off, Bristol was a reporting company under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and the Reporting Persons had previously filed with the Commission on May 8, 1997 a Schedule 13D under the Exchange Act to report their respective ownership of shares of the common stock of Bristol. This Schedule 13D reflects the Reporting Persons' ownership of the shares of the Common Stock that the Reporting Persons received as a result of the consummation of the Spin-Off and which the Reporting Persons continued to beneficially own after the completion of the Repurchase.

Item 4. Purpose of Transaction.

     As noted above, the Reporting Persons acquired their beneficial ownership of Common Stock in connection with the Spin-Off (and after giving effect to the Repurchase). The Reporting Persons currently own such Common Stock for investment purposes. The Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)(i) BAI has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,713,629 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock; and

     (a)(ii) Bass, the indirect parent of BAI, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,713,629 shares of Common Stock (the shares acquired by BAI), representing approximately 9.7% of the outstanding Common Stock.

     Except as set forth in this Item 5(a), none of the Reporting Persons, nor any other person controlling, controlled, by or under common control with, the Reporting Persons, nor, to the best of their knowledge, any persons named in Schedules A and B hereto owns beneficially any Common Stock.

     (b)(i) BAI has shared power to vote and to dispose of 1,713,629 Shares.

     (b)(ii) Bass has shared power to vote and to dispose of 1,713,629 Shares.

     (c) None other than the transactions described in Item 3.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     At the time of the Spin-Off, the Reporting Persons entered into a Stockholders' Agreement with the Issuer and another stockholder of Bristol (the "Other Stockholder"), which requires the Other Stockholder and BAI and affiliates of Bass to which Common Stock has been transferred (BAI and such affiliates together, the "Bass Entities") to vote their Common Stock and take all other necessary action to insure that one designee of the Other Stockholder, on the one hand, and of the Bass Entities collectively, on the other hand, is elected to the Issuer's Board of Directors. This obligation will terminate if either group no longer beneficially owns at least 25% of the Common Stock beneficially owned by it at the time immediately following the Spin-Off and the Repurchase.

     Pursuant to the Stockholders Agreement, the Bass Entities will not, and Bass will not permit its affiliates to, purchase or otherwise acquire beneficial ownership of any Common Stock, or securities convertible into Common Stock, if after giving effect thereto the Bass Entities collectively would be deemed to own, under certain provisions of the Internal Revenue Code, Common Stock representing more than 9.9% of the outstanding Common Stock, without the prior written consent of the Issuer.

     Pursuant to the Stockholders' Agreement, the Other Stockholder has granted to the Bass Entities a right of first refusal, subject to certain exceptions, with respect to a sale of Common Stock to a third-party which could reasonably be deemed to have business interests materially adverse to the business interests of an affiliate of BAI and Bass plc.

     Pursuant to the Stockholders' Agreement, the Bass Entities have granted to and received from the Other Stockholder the right to participate in a sale of Common Stock, subject to certain exceptions, on the same terms and conditions as and in a quantity proportionate to the quantity being sold by the stockholder initiating or proposing such transaction.

     In connection with the Spin-Off and pursuant to a Registration Rights Agreement among the Issuer, BAI and the Other Stockholder, the Issuer granted the Bass Entities demand registration rights for offerings of at least $5 million in equity securities of the Issuer and piggyback registration rights under certain circumstances. The Issuer also agreed to pay the expenses of the Bass Entities related to such registrations, other than underwriting commissions, and to indemnify the Bass Entities for any securities liabilities resulting from such sales on terms that are customary for agreements of this type.

     The Bass Entities collectively have the right, in connection with any offering of Common Stock, or securities convertible into Common Stock, for aggregate cash proceeds of $10 million or more, to purchase on the same terms as such offering a sufficient number of shares of Common Stock to maintain their collective percentage ownership of Common Stock immediately prior to such offering. This right does not apply if such acquisition would violate rules which prohibit a stockholder from owning 10% or more of the outstanding shares of a real estate investment trust (REIT) and a related tenant at the same time. This right will expire as to the Bass Entities if they do not exercise such right with respect to three offerings.

Item 7. Material to be Filed as Exhibits.

  Exhibit 1 Registration Statement on Form 10 (incorporated herein by reference to the Registration Statement on Form 10, as amended, filed by the Issuer with the Commission on June 19, 1998, SEC File No. 001-140407) ("Form 10").

  Exhibit 2 Registration Rights Agreement among the Issuer, BAI and the Other Stockholder (incorporated herein by reference to Exhibit 4.1 to the Form 10).

  Exhibit 3 Stockholders' Agreement among the Issuer, the Reporting Persons and the Other Stockholder (incorporated herein by reference to Exhibit
             4.2 to the Form 10).


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 1998

                                          BASS AMERICA INCORPORATED


                                          By: /s/ Andrew Simpson
                                             ----------------------
                                             Name: Andrew Simpson
                                             Title: President





     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 1998

                                          BASS PLC


                                          By: /s/ F. Spencer Wigley
                                             ----------------------
                                            Name: F. Spencer Wigley
                                            Title: Company Secretary






                                                                    SCHEDULE A


                     DIRECTORS AND EXECUTIVE OFFICERS OF BAI

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of BAI are set forth below. If no business address is given the director's or officer's business address is 1105 North Market Street, Suite 1046, Wilmington Delaware, 19801. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BAI. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.




                                                           Present Principal Occupation Including Name
                                                                               and
            Name and Business Address                                Address(1) of Employer
--------------------------------------------------    ---------------------------------------------------
Directors

Julian Hank Baumann...............................    Director and Secretary; and Director, Vice President
                                                      and Secretary of Richards Layton & Finger

Andrew F. Simpson.................................    Director, Chairman of the Board of Directors, and
                                                      President; Canadian Citizen

Anthony E. Stern..................................    Director, Treasurer, Vice President; British Citizen



                                                           Present Principal Occupation Including Name
                                                                               and
            Name and Business Address                                Address(2) of Employer
--------------------------------------------------    ---------------------------------------------------

Executive Officers
(Who Are Not Directors)

David P. Fontello..................................   Assistant Secretary


-------------
 (1) Same address as director's or officer's business address except where indicated.

 (2) Same address as director's or officer's business address except where indicated.



                                                                    SCHEDULE B

                    DIRECTORS AND EXECUTIVE OFFICERS OF BASS

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bass are set forth below. If no business address is given the director's or officer's business address is 20 North Audley Street, London W1Y1WE. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bass. Unless otherwise indicated, all of the persons listed below are British citizens.


                                                           Present Principal Occupation Including Name
                                                                               and
            Name and Business Address                                Address(1) of Employer
--------------------------------------------------    ---------------------------------------------------
Directors
Sir Ian Prosser...................................    Chairman and Chief Executive

Roger Carr........................................    Non-Executive Director; Chief Executive of Williams
                                                      plc

Tim Clarke........................................    Chief Executive of Bass Taverns

Robert C. Larson..................................    Non-Executive Director; Chairman of the Taubman
                                                      Realty Group and Vice Chairman of Taubman
                                                      Centres Inc.; U.S. citizen

Iain Napier.......................................    Chief Executive of Bass Brewers

Sir Peter Middleton...............................    Non-Executive Director; Non-Executive Director of
                                                      Barclays Bank plc

Sir Geoffrey Mulcahy..............................    Chief Executive of Kingfisher plc

Richard North.....................................    Finance Director and Chairman of Britvic Soft Drinks

Sir Michael Perry.................................    Non-Executive Director and Deputy Chairman;
                                                      Chariman of Dunlop Slazenger Group Limited;
                                                      Chairman of Centrica plc

Thomas R. Oliver..................................    Chief Executive Officer of Holiday Inn Worldwide;
                                                      (3 Ravinia Drive, Suite 2900, Atlanta, Georgia
                                                      30346); U.S. Citizen

F. Spencer Wigley.................................    Company Secretary


                                                           Present Principal Occupation Including Name
                                                                               and
            Name and Business Address                                  Address of Employer
--------------------------------------------------    ---------------------------------------------------

Executive Officers
(Who Are Not Directors)

Not Applicable


-------------
(1) Same address as director's or officer's business address except where indicated.